SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Datawatch Corporation

(Name of Subject Company)

Datawatch Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

237917208

(CUSIP Number of Class of Securities)

Michael Morrison

Chief Executive Officer

4 Crosby Drive

Bedford, MA 01730

(978) 441-2200

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of the persons filing statement)

Copy to:

Robert V. Jahrling, Esq.

Choate Hall & Stewart LLP

Two International Place

Boston, MA 02110

Tel: (617) 248-5000

Fax: (617) 248-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Datawatch Corporation, a Delaware corporation (“Datawatch”), with the Securities and Exchange Commission (the “SEC”) on November 14, 2018, relating to the tender offer by Dallas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Altair Engineering Inc., a Delaware corporation (“Altair”), to purchase all of the outstanding shares of Datawatch’s Common Stock (the “Shares”) at a purchase price of $13.10 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection entitled “Completion of the Offer” as the last subsection in Item 8:

“At 12:00 midnight, Boston time, on December 12, 2018 (one minute after 11:59 P.M., Boston time, on December 12, 2018), the Offer expired as scheduled and was not extended. Purchaser was advised by the depository of the Offer that, as of the expiration of the Offer, a total of 8,954,113 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70% of the outstanding Shares as of the expiration of the Offer. In addition, the depository advised that notices of guaranteed delivery have been delivered with respect to 2,162,329 additional Shares, representing approximately 17% of the outstanding Shares as of the expiration of the Offer.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition to the Offer. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Following the consummation of the Offer, Altair and Purchaser have indicated that each intends to complete the acquisition of Datawatch through the merger of Purchaser with and into Datawatch, with Datawatch surviving as a wholly owned subsidiary of Altair (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law, with no stockholder vote required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), any Shares not purchased pursuant to the Offer (other than Shares (i) owned by Datawatch’s stockholders who properly demanded appraisal in connection with the Merger as described in “Item 8. Additional Information—Appraisal Rights” of the Schedule 14D-9, (ii) then owned by Datawatch or owned both at the commencement of the Offer and at the Effective Time by any wholly owned subsidiary of Datawatch and (iii) irrevocably accepted for purchase in the Offer or owned both at the commencement of the Offer and at the Effective Time by Purchaser, Altair or any other wholly owned subsidiary of Altair) will be cancelled and converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

Following the Merger, Altair has indicated that it intends to cause the Shares to be delisted and cease to trade on the Nasdaq Capital Market.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Datawatch Corporation

Date: December 13, 2018	By:	/s/ Michael Morrison
	Name:	Michael Morrison
	Title:	Chief Executive Officer